West Fraser Timber Co. Ltd.
Condensed Consolidated Balance Sheets
(in millions of United States dollars, except where indicated - unaudited)

		September 26,	December 31,
	Note	2025	2024
Assets
Current assets
Cash and cash equivalents		$546	$641
Receivables		311	294
Income taxes receivable		69	22
Inventories	4	792	844
Prepaid expenses		53	36
		1,771	1,837
Property, plant and equipment		3,799	3,842
Timber licences		343	358
Goodwill and other intangible assets		2,147	2,180
Export duty deposits	15	437	408
Other assets		88	129
Deferred income tax assets		1	7
		$8,586	$8,760

Liabilities
Current liabilities
Payables and accrued liabilities		$674	$604
Current portion of long-term debt	5	—	200
Current portion of reforestation and decommissioning obligations		53	55
Income taxes payable		14	75
		741	934
Long-term debt	5	300	—
Other liabilities	6	363	264
Deferred income tax liabilities		558	609
		1,963	1,807
Shareholders’ Equity
Share capital	8	2,499	2,549
Retained earnings		4,405	4,726
Accumulated other comprehensive loss		(282)	(321)
		6,623	6,954
		$8,586	$8,760
The number of Common shares and Class B Common shares outstanding at October 21, 2025 was 78,353,437.

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Earnings (Loss) and Comprehensive Earnings (Loss)
(in millions of United States dollars, except where indicated - unaudited)

		Three Months Ended		Nine Months Ended
		September 26,	September 27,	September 26,	September 27,
		2025	2024	2025	2024

Sales		$1,307	$1,437	$4,297	$4,769

Costs and expenses
Cost of products sold		1,104	1,072	3,234	3,322
Freight and other distribution costs		194	200	589	635
Export duties, net, and tariffs	15	87	35	132	65
Amortization		133	136	401	412
Selling, general and administration		66	67	208	213
Equity-based compensation		(2)	15	(10)	15
Restructuring and impairment charges	9	—	18	—	34
		1,582	1,545	4,553	4,697

Operating earnings (loss)		(275)	(108)	(256)	72

Finance income (expense), net	10	(12)	7	(1)	21
Other income (expense)	11	11	(8)	5	(13)
Earnings (loss) before tax		(276)	(109)	(252)	80
Tax recovery (provision)	12	73	26	66	(24)
Earnings (loss)		$(204)	$(83)	$(186)	$57

Earnings per share (dollars)
Basic	13	$(2.59)	$(1.03)	$(2.34)	$0.70
Diluted	13	$(2.63)	$(1.03)	$(2.53)	$0.70

Comprehensive earnings (loss)
Earnings (loss)		$(204)	$(83)	$(186)	$57
Other comprehensive earnings (loss)
Items that may be reclassified to earnings
Translation gain (loss) on operations with different functional currencies		(11)	31	39	20
Items that will not be reclassified to earnings
Actuarial gain on retirement benefits, net of tax	7	6	(12)	10	14
		(5)	19	50	34
Comprehensive earnings (loss)		$(209)	$(64)	$(136)	$91

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Changes in Shareholders' Equity
(in millions of United States dollars, except where indicated - unaudited)

		Three Months Ended		Nine Months Ended
		September 26,	September 27,	September 26,	September 27,
	Note	2025	2024	2025	2024

Share capital
Balance - beginning of period		$2,517	$2,573	$2,549	$2,607
Issuance of Common shares	8	—	1	—	1
Repurchase of Common shares for cancellation	8	(18)	(15)	(50)	(49)
Balance - end of period		$2,499	$2,559	$2,499	$2,559

Retained earnings
Balance - beginning of period		$4,651	$4,978	$4,726	$4,913
Actuarial gain (loss) on retirement benefits, net of tax	7	6	(12)	10	14
Repurchase of Common shares for cancellation	8	(23)	(21)	(69)	(71)
Earnings (loss) for the period		(204)	(83)	(186)	57
Dividends declared		(25)	(26)	(76)	(76)
Balance - end of period		$4,405	$4,836	$4,405	$4,836

Accumulated other comprehensive loss
Balance - beginning of period		$(271)	$(308)	$(321)	$(297)
Translation gain (loss) on operations with different functional currencies		(11)	31	39	20
Balance - end of period		$(282)	$(277)	$(282)	$(277)

Shareholders' Equity		$6,623	$7,118	$6,623	$7,118

West Fraser Timber Co. Ltd.
Condensed Consolidated Statements of Cash Flows
(in millions of United States dollars, except where indicated - unaudited)

		Three Months Ended			Nine Months Ended
		September 26,	September 27,		September 26,	September 27,
	Note	2025	2024		2025	2024
Cash provided by operating activities
Earnings (loss)		$(204)	$(83)	FALSE	$(186)	$57
Adjustments
Amortization		133	136	FALSE	401	412
Restructuring and impairment charges	9	—	18	FALSE	—	34
Finance (income) expense, net	10	12	(7)	FALSE	1	(21)
Foreign exchange loss (gain)		(5)	—	FALSE	1	(4)
Export duty	15	57	21	FALSE	57	21
Retirement benefit expense		18	19	FALSE	52	53
Net contributions to retirement benefit plans		(12)	(16)	FALSE	(25)	(44)
Tax provision (recovery)	12	(73)	(26)	FALSE	(66)	24
Income taxes received (paid)		4	14	FALSE	(50)	11
Unrealized loss (gain) on electricity swaps		(8)	9	FALSE	(13)	14
Other		(20)	(15)	FALSE	(10)	(19)
Changes in non-cash working capital
Receivables		26	35	FALSE	(10)	(55)
Inventories		60	47	FALSE	60	63
Prepaid expenses		12	(1)	FALSE	(17)	(20)
Payables and accrued liabilities		56	(1)	FALSE	71	(38)
		58	150		268	488
Cash used for financing activities
Proceeds from amendment of long-term debt		—	—	FALSE	100	—
Repayment of lease obligations		(3)	(4)	FALSE	(11)	(10)
Finance expense paid		(6)	(2)	FALSE	(16)	(17)
Repurchase of Common shares for cancellation	8	(40)	(39)	FALSE	(121)	(117)
Issuance of Common shares		—	1	FALSE	—	1
Dividends paid		(25)	(26)	FALSE	(76)	(75)
		(75)	(70)		(123)	(217)
Cash used for investing activities
Proceeds from sale of pulp mills		—	—	FALSE	—	124
Additions to capital assets		(90)	(107)	FALSE	(273)	(331)
Interest received		6	12	FALSE	20	32
Other		4	—	FALSE	3	2
		(81)	(95)		(250)	(174)
Change in cash and cash equivalents		(98)	(15)	—	(106)	97
Foreign exchange effect on cash and cash equivalents		(1)	8	—	10	—
Cash and cash equivalents - beginning of period		646	1,004	—	641	900
Cash and cash equivalents - end of period		$546	$997		$546	$997

West Fraser Timber Co. Ltd.
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 26, 2025 and September 27, 2024
(figures are in millions of United States dollars, except where indicated - unaudited)
1.Nature of operations
West Fraser Timber Co. Ltd. ("West Fraser", the “Company”, "we", "us" or "our") is a diversified wood products company with more than 50 facilities in Canada, the United States, the United Kingdom, and Europe, which promotes sustainable forest practices in its operations. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, and other residuals. West Fraser's products are used in home construction, repair and remodelling, industrial applications, papers and tissue. Our executive office is located at 885 West Georgia Street, Suite 1500, Vancouver, British Columbia. West Fraser was formed by articles of amalgamation under the Business Corporations Act (British Columbia) and is registered in British Columbia, Canada. Our Common shares are listed for trading on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol WFG.
2.Basis of presentation
These condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) applicable to the preparation of interim financial statements, under International Accounting Standard (“IAS”) 34, Interim Financial Reporting. These condensed consolidated financial statements use the same accounting policies as the most recent audited annual consolidated financial statements.
These condensed consolidated interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors on October 22, 2025. These condensed consolidated interim financial statements should be read in conjunction with our audited annual consolidated financial statements for the year ended December 31, 2024.
Our fiscal year is the calendar year ending December 31. Effective January 1, 2023, our fiscal quarters are the 13-week periods ending on the closest Friday to the end of March, June, and September with the fourth quarter ending December 31. References to the three months ended September 26, 2025 and the third quarter of 2025 relate to the 13-week period ended September 26, 2025 and references to the nine months ended September 26, 2025 relate to the 39-week period ended September 26, 2025.
Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts.
Accounting standards issued but not yet applied
IFRS 18, Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18"), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces new requirements to improve comparability in the reporting of financial performance to give investors a better basis for analyzing and comparing entities. The standard impacts the presentation of the financial statements and notes, in particular the income statement where entities will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. IFRS 18 will also require management-defined performance measures to be explained and included in a separate note within the financial statements. IFRS 18 is effective for reporting periods beginning on or after January 1, 2027. We are currently assessing the impact of this amendment on our consolidated financial statements.

Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7
On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to respond to recent questions arising in practice, and to include new requirements not only for financial institutions but also for corporate entities. These amendments:
•clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
•clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
•add new disclosures for certain instruments with contractual terms that can change cash flows (such as some financial instruments with features linked to the achievement of environment, social and governance targets); and
•update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).
These amendments are effective for reporting periods beginning on or after January 1, 2026. We are currently assessing the impact of these amendments on our consolidated financial statements.
3.    Seasonality of operations

Our operating results are subject to seasonal fluctuations that may impact quarter-to-quarter comparisons. Consequently, interim operating results may not proportionately reflect operating results for a full year.
Market demand varies seasonally, as home building activity and repair-and-remodelling work are generally stronger in the spring and summer months. Extreme weather conditions, including wildfires in Western Canada and hurricanes in the U.S. South, may periodically affect operations, including logging, manufacturing and transportation. Log inventory is typically built up in the northern regions of North America and Europe during the winter to sustain our lumber and EWP production during the second quarter when logging is curtailed due to wet and inaccessible land conditions. This inventory is generally consumed in the spring and summer months.
4.    Inventories

	September 26,	December 31,
As at	2025	2024
Manufactured products	$301	$344
Logs and other raw materials	229	255
Materials and supplies	262	245
	$792	$844
Inventories at September 26, 2025 were subject to a valuation reserve of $70 million (June 27, 2025 - $55 million; December 31, 2024 - $18 million) to reflect net realizable value being lower than cost.

5.     Operating loans and long-term debt
Credit Facility and Term Loan Renewals
In May 2025, we amended and restated our syndicated credit agreement providing for the renewal of our $1 billion revolving credit facility and extension of the facility's maturity from July 2028 to May 2030. The revolving credit facility is undrawn and was made available on substantially the same terms and conditions as our revolving credit facility prior to renewal. Additionally, under the amended and restated credit agreement, we increased and extended our $200 million term loan facility maturing July 2025. The modified term loan facility is for $300 million, matures May 2028, and is under substantially the same terms and conditions as our term loan facility prior to renewal.
The amendment of the term loan facility was determined to be a non-substantial modification and resulted in a nominal loss recognized in Finance income (expense), net.
Operating loans
As at September 26, 2025, our credit facilities consisted of the aforementioned $1 billion committed revolving credit facility which matures May 2030, a $20 million (£15 million) credit facility dedicated to our European operations, and an $11 million (CAD$15 million) demand line of credit dedicated to our jointly‑owned newsprint operation.
As at September 26, 2025, our revolving credit facilities were undrawn (December 31, 2024 - undrawn) and the associated deferred financing costs of $2 million (December 31, 2024 - $2 million) were recorded in other assets. Interest on the facilities is payable at floating rates based on Prime Rate Advances, US Base Rate Advances, Canadian Overnight Repo Rate Average (“CORRA”) Advances, or Secured Overnight Financing Rate (“SOFR”) Advances at our option.
In addition, we have credit facilities totalling $135 million (December 31, 2024 - $130 million) dedicated to letters of credit. Letters of credit in the amount of $33 million (December 31, 2024 - $36 million) were supported by these facilities.
All debt is unsecured except the $11 million (CAD$15 million) jointly-owned newsprint operation demand line of credit, which is secured by that joint operation’s current assets.
Long-term debt

	September 26,	December 31,
As at	2025	2024
Term loan due May 2028; floating interest rate	$300	$200
	300	200
Less: current portion	—	(200)
	$300	$—
The fair value of the long-term debt at September 26, 2025 was $300 million (December 31, 2024 - $200 million) based on rates available to us at the balance sheet date for long-term debt with similar terms and remaining maturities.
Interest rate swap contracts
On July 25, 2025, our interest rate swaps expired per their terms. These swaps had the effect of fixing the interest rate on $200 million of the term loan facility balance disclosed in the long-term debt table above to a weighted average interest rate of 2.61%, with the remaining $100 million being subject to a floating rate. The full $300 million balance of our term loan facility was subject to a floating interest rate between the expiry of these interest rate swaps and September 26, 2025.
The interest rate swap contracts were accounted for as a derivative, with the changes in their fair value included in other income or expense in our consolidated statements of earnings. For the three and nine months ended September 26, 2025, a nominal loss and a loss of $2 million respectively (three and nine months ended September 27, 2024 - a loss of $2 million and a loss of $3 million) were recognized in relation to the interest rate swap contracts.

6.    Other liabilities

		September 26,	December 31,
As at	Note	2025	2024
Retirement liabilities		$109	$97
Non-current portion of reforestation obligations		43	47
Non-current portion of decommissioning obligations		24	24
Non-current portion of lease obligations		23	19
Export duties	15	132	46
Electricity swaps		5	8
Other		28	22
		$363	$264
7.    Retirement benefits
We maintain defined benefit and defined contribution pension plans covering most of our employees. The defined benefit plans generally do not require employee contributions and provide a guaranteed level of pension payable for life based either on length of service or on earnings and length of service, and in most cases do not increase after commencement of retirement. We also provide group life insurance, medical and extended health benefits to certain employee groups.
We used a discount rate assumption of 4.91% at September 26, 2025 (4.83% at December 31, 2024).
The actuarial gain (loss) on retirement benefits, included in other comprehensive earnings (loss), is as follows:

	Three Months Ended		Nine Months Ended
	September 26,	September 27,	September 26,	September 27,
	2025	2024	2025	2024
Actuarial gain (loss)	$8	$(17)	$14	$17
Tax recovery (provision)	(2)	5	(4)	(3)
	$6	$(12)	$10	$14
8. Share capital
Authorized
400,000,000 Common shares, without par value
20,000,000 Class B Common shares, without par value
10,000,000 Preferred shares, issuable in series, without par value
Issued and Outstanding

	September 26, 2025		December 31, 2024
As at	Number	Amount	Number	Amount
Common	76,147,273	$2,499	77,706,788	$2,549
Class B Common	2,281,478	—	2,281,478	—
Total Common	78,428,751	$2,499	79,988,266	$2,549
As at September 26, 2025, we held 20,850 Common shares as treasury shares for cancellation.
For the three and nine months ended September 26, 2025, we issued 4,700 Common shares under our share option plans (three and nine months ended September 27, 2024 - 5,240 and 12,550 Common shares).

Rights and restrictions of Common shares
The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. Our Common shares are listed for trading on the TSX and NYSE under the symbol WFG, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.
Share repurchases
On February 27, 2025, we renewed our normal course issuer bid (“2025 NCIB”) allowing us to acquire up to 3,868,177 Common shares for cancellation from March 3, 2025 until the expiry of the bid on March 2, 2026.
On February 27, 2024, we renewed our normal course issuer bid (“2024 NCIB”) allowing us to acquire up to 3,971,380 Common shares for cancellation from March 1, 2024 until the expiry of the bid on February 28, 2025.
For the three and nine months ended September 26, 2025, we repurchased for cancellation 553,467 and 1,531,128 Common shares respectively at an average price of $73.08 and $76.65 per share under our 2024 NCIB and 2025 NCIB programs. For the three and nine months ended September 27, 2024, we repurchased for cancellation 446,460 and 1,487,694 Common shares respectively at an average price of $78.67 and $78.83 per share under our 2023 NCIB and 2024 NCIB programs.
9. Restructuring and impairment charges

	Three months ended		Nine months ended
	September 26, 2025	September 27, 2024	September 26, 2025	September 27, 2024
Impairment loss related to pulp mill sales	$—	$—	$—	$3
Restructuring and impairment losses related to Canadian and U.S. lumber operations	—	18	—	29
Other restructuring charges	—	1	—	2
	$—	$18	$—	$34
In the three and nine months ended September 27, 2024, we recorded restructuring and impairment charges of $18 million and $29 million respectively in relation to the permanent closures and indefinite curtailments of lumber mills.
In the nine months ended September 27, 2024, we recorded an impairment loss of $3 million in relation to the sale of the pulp mills. In addition, we recorded restructuring and impairment charges of $2 million related to the restructuring of certain functions at our regional corporate offices.
10. Finance income (expense), net

	Three Months Ended		Nine Months Ended
	September 26, 2025	September 27, 2024	September 26, 2025	September 27, 2024
Interest expense	(6)	(7)	(13)	(22)
Interest income on cash and cash equivalents	6	13	15	33
Net interest income (expense) on export duty deposits	(10)	1	—	13
Finance expense on employee future benefits	(1)	(1)	(3)	(2)
Other	—	1	—	(1)
	(12)	7	(1)	21

11. Other income (expense)

	Three Months Ended		Nine Months Ended
	September 26, 2025	September 27, 2024	September 26, 2025	September 27, 2024
Foreign exchange gain (loss)	$5	$—	$(1)	$4
Settlement gain (loss) on defined benefit pension plans	—	(1)	—	1
Gain resulting from the CPP agreement	—	—	—	1
Gain (loss) on electricity swaps	5	(10)	5	(17)
Loss on interest rate swap contracts	—	(2)	(2)	(3)
Other	1	5	4	1
	$11	$(8)	$5	$(13)
12. Tax recovery (provision)
The tax recovery (provision) differs from the amount that would have resulted from applying the B.C. statutory income tax rate to earnings (loss) before tax as follows:

	Three Months Ended		Nine Months Ended
	September 26, 2025	September 27, 2024	September 26, 2025	September 27, 2024
Income tax recovery at statutory rate of 27%	$75	$29	$68	$(22)
Rate differentials between jurisdictions and on specified activities	(4)	(4)	(2)	(2)
Non-taxable amounts including goodwill impairment	1	(3)	2	(2)
Impact of functional currency differences	4	—	4	—
Valuation allowance	(3)	—	1	—
Income tax settlement	—	—	(6)	—
Other	—	4	—	2
Tax recovery	$73	$26	$66	$(24)
In Q1-25, we entered into a settlement agreement with the Canada Revenue Agency in respect of certain prior tax periods. As a result, we recorded an additional tax provision of $6 million in Q1-25 and have received income tax refunds of $34 million on account of the matters in question.
13. Earnings (loss) per share
Basic earnings (loss) per share is calculated based on earnings (loss) available to Common shareholders, as set out below, using the weighted average number of Common shares and Class B Common shares outstanding.
Certain of our equity-based compensation plans may be settled in cash or Common shares at the holder’s option and for the purposes of calculating diluted earnings (loss) per share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Plans that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect as compared to the cash-settled method.
The numerator under the equity-settled method is calculated based on earnings (loss) available to Common shareholders adjusted to remove the cash-settled equity-based compensation expense or recovery that has been charged or credited to earnings (loss) and deducting a notional charge using the equity‑settled method, as set out below. Adjustments to earnings (loss) are tax-effected as applicable. The denominator under the equity-settled method is calculated using the treasury stock method. Share options under the equity-settled method are considered dilutive when the average market price of our Common shares for the period exceeds the exercise price of the share option.

The equity-settled method was more dilutive for the three and nine months ended September 26, 2025 and an adjustment was required for the numerator and denominator. The cash-settled method was more dilutive for three and nine months ended September 27, 2024 and therefore no adjustment was required for the numerator and denominator.
A reconciliation of the numerator and denominator used for the purposes of calculating diluted earnings (loss) per share is as follows:

	Three Months Ended		Nine Months Ended
	September 26, 2025	September 27, 2024	September 26, 2025	September 27, 2024
Earnings (loss)
Numerator for basic EPS	$(204)	$(83)	$(186)	$57
Cash-settled expense included in earnings	(3)	—	(11)	—
Equity-settled expense adjustment	(1)	—	(4)	—
Numerator for diluted EPS	$(208)	$(83)	$(201)	$57

Weighted average number of shares (thousands)
Denominator for basic EPS	78,714	80,346	79,193	81,078
Effect of dilutive equity-based compensation	171	—	185	—
Denominator for diluted EPS	78,885	80,346	79,377	81,078

Earnings (loss) per share (dollars)
Basic	$(2.59)	$(1.03)	$(2.34)	$0.70
Diluted	$(2.63)	$(1.03)	$(2.53)	$0.70

14. Segment and geographical information

Three Months Ended	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
September 26, 2025
Sales
To external customers	$611	$489	$79	$128	$—	$1,307
To other segments	11	2	2	—	(16)	—
	$622	$491	$82	$128	$(16)	$1,307
Cost of products sold	(532)	(406)	(73)	(109)	16	(1,104)
Freight and other distribution costs	(93)	(77)	(12)	(11)	—	(194)
Export duties, net, and tariffs	(87)	—	—	—	—	(87)
Amortization	(46)	(72)	(3)	(10)	(1)	(133)
Selling, general and administration	(33)	(23)	(3)	(7)	—	(66)
Equity-based compensation	—	—	—	—	2	2
Operating earnings (loss)	$(169)	$(88)	$(10)	$(10)	$1	$(275)

Three Months Ended	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
September 27, 2024
Sales
To external customers	$583	$657	$83	$115	$—	$1,437
To other segments	10	3	3	—	(16)	—
	$593	$660	$86	$115	$(16)	$1,437
Cost of products sold	(494)	(429)	(70)	(96)	16	(1,072)
Freight and other distribution costs	(92)	(87)	(12)	(10)	—	(200)
Export duties, net, and tariffs	(35)	—	—	—	—	(35)
Amortization	(46)	(71)	(4)	(12)	(3)	(136)
Selling, general and administration	(34)	(23)	(2)	(8)	—	(67)
Equity-based compensation	—	—	—	—	(15)	(15)
Restructuring and impairment charges	(18)	—	—	—	(1)	(18)
Operating earnings (loss)	$(126)	$50	$(2)	$(11)	$(19)	$(108)

Nine Months Ended	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
September 26, 2025
Sales
To external customers	1,979	1,693	250	375	—	4,297
To other segments	30	8	8	—	(46)	—
	2,009	1,701	258	375	(46)	4,297
Cost of products sold	(1,535)	(1,213)	(213)	(318)	46	(3,234)
Freight and other distribution costs	(284)	(235)	(36)	(34)	—	(589)
Export duties, net, and tariffs	(130)	(1)	—	—	—	(132)
Amortization	(138)	(217)	(11)	(31)	(4)	(401)
Selling, general and administration	(102)	(75)	(9)	(22)	—	(208)
Equity-based compensation	—	—	—	—	10	10
Operating earnings (loss)	(180)	(40)	(12)	(30)	6	(256)

Nine Months Ended	Lumber	NA EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
September 27, 2024
Sales
To external customers	$1,942	$2,160	$325	$342	$—	$4,769
To other segments	33	7	8	—	(48)	—
	$1,975	$2,167	$333	$342	$(48)	$4,769
Cost of products sold	(1,609)	(1,227)	(253)	(282)	49	(3,322)
Freight and other distribution costs	(296)	(250)	(57)	(32)	—	(635)
Export duties, net, and tariffs	(65)	—	—	—	—	(65)
Amortization	(145)	(212)	(10)	(36)	(8)	(412)
Selling, general and administration	(109)	(73)	(9)	(22)	—	(213)
Equity-based compensation	—	—	—	—	(15)	(15)
Restructuring and impairment charges	(29)	(1)	(3)	—	(1)	(34)
Operating earnings (loss)	$(278)	$403	$1	$(31)	$(24)	$72
The geographic distribution of external sales based on the location of product delivery is as follows:

	Three Months Ended		Nine Months Ended
	September 26,	September 27,	September 26,	September 27,
	2025	2024	2025	2024
United States	$830	$949	$2,836	$3,187
Canada	271	293	840	924
U.K. and Europe	129	117	377	346
Asia	77	78	243	298
Other	—	—	1	14
	$1,307	$1,437	$4,297	$4,769

15. Export duties, net, and tariffs
The following table summarizes the impact of export duties, net, and tariffs in our earnings statement:

	Three Months Ended		Nine Months Ended
	September 26, 2025	September 27, 2024	September 26, 2025	September 27, 2024
Cash deposits[1]	(30)	(14)	(71)	(44)
Adjust to West Fraser Estimated ADD rate[2]	10	10	10	10
Export duties, net	(20)	(4)	(61)	(33)
Duty expense attributable to AR5[3]	—	(32)	—	(32)
Duty expense attributable to AR6[4]	(67)	—	(67)	—
Export duty expense	(87)	(35)	(128)	(65)
Tariffs	—	—	(3)	—
Export duties, net, and tariffs	(87)	(35)	(132)	(65)

Net interest income (expense) on export duty deposits	(10)	1	—	13
1.Represents combined CVD and ADD cash deposit rate of 26.47% for August 12 to September 26, 2025, 16.50% for July 29 to August 11, 2025, 11.89% for January 1, 2025 to July 28, 2025, 11.89% for August 19 to September 27, 2024, and 9.25% for January 1, 2024 to August 18, 2024.
2.Represents adjustment to the annualized West Fraser estimated ADD rate of 4.00% for Q3-25 and YTD-25 and 4.42% for Q3-24 and YTD-24.
3.$32 million represents the duty expense attributable to the finalization of AR5 duty rates for the 2022 POI. The final CVD rate was 6.85% and the final ADD rate was 5.04% for AR5.
4.$67 million represents the duty expense attributable to the finalization of AR6 duty rates for the 2023 POI. The final CVD rate was 16.82% and the final ADD rate was 9.65% for AR6.
Countervailing (“CVD”) and antidumping (“ADD”) duty dispute
Additional details, including our accounting policy, can be found in note 26 - Countervailing (“CVD”) and antidumping (“ADD”) duty dispute of our audited annual consolidated financial statements for the year ended December 31, 2024.
Developments in CVD and ADD rates
We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the United States Department of Commerce (“USDOC”). The CVD and ADD cash deposit rates are updated upon the finalization of the USDOC’s Administrative Review (“AR”) process for each Period of Inquiry (“POI”). On February 21, 2025, the USDOC initiated AR7 POI covering the 2024 calendar year. West Fraser was selected as a mandatory respondent, which will result in West Fraser continuing to be subject to a company-specific rate.
On July 29, 2025, the USDOC issued its final ADD rates and on August 12, 2025 the final CVD rates for the AR6 POI for January 1, 2023 to December 31, 2023. The final ADD rate of 9.65% and CVD rate of 16.82% resulted in the recognition of $67 million in incremental duty expense plus interest expense in earnings and an increase in export duty payable.
The Cash Deposit Rates and the West Fraser Estimated ADD Rate for the periods presented are as follows:

Effective dates for CVD	Cash Deposit Rate
AR7 POI[1]
January 1, 2024 – August 18, 2024	2.19%
August 19, 2024 - December 31, 2024	6.85%
AR8 POI[2]
January 1, 2025 – August 11, 2025	6.85%
August 12, 2025 – September 26, 2025	16.82%
1.The CVD rate for the AR7 POI will be adjusted when AR7 is complete and the USDOC finalizes the rate, which is not expected until 2026.
2.The CVD rate for the AR8 POI will be adjusted when AR8 is complete and the USDOC finalizes the rate, which is not expected until 2027.

Effective dates for ADD	Cash Deposit Rate	West Fraser Estimated Rate
AR7 POI[1]
January 1, 2024 – August 18, 2024	7.06%	4.42%
August 19, 2024 - December 31, 2024	5.04%	4.42%
AR8 POI[2]
January 1, 2025 - July 28, 2025	5.04%	4.00%
July 29, 2025 – September 26, 2025	9.65%	4.00%
1.The ADD rate for the AR7 POI will be adjusted when AR7 is complete and the USDOC finalizes the rate, which is not expected until 2026.
2.The ADD rate for the AR8 POI will be adjusted when AR8 is complete and the USDOC finalizes the rate, which is not expected until 2027.

Impact on balance sheet
Each POI is subject to independent administrative review by the USDOC, and the results of each POI may not be offset but the results within a POI in respect of ADD and CVD may be offset.
Export duty deposits receivable is represented by:

Nine Months Ended
September 26,
Export duties receivable	2025
Beginning of period	$408
Export duty deposit receivable on adjustment to estimated ADD rate	10
Interest income recognized on duty deposits receivable	18
End of period	$437
Export duties payable is represented by:

Nine Months Ended
September 26,
Export duties payable	2025
Beginning of period	$46
Export duty deposit payable on adjustment to finalized rates	67
Interest expense recognized on export duties payable	19
End of period	$132
As of September 26, 2025, our export duties paid and payable on deposit with the USDOC were $971 million (December 31, 2024 - $898 million).
Appeals
Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administration review process is complete and the related appeal processes are concluded.
On August 27, 2025, the Government of Canada, in consultation with affected Canadian provinces, industry and other concerned parties, submitted a Notice of Joint Motion for Voluntary Dismissal pertaining to the CUSMA Chapter 10 challenge of the AR2 ADD order. On September 10, 2025, the AR2 ADD CUSMA panel granted the motion for voluntary dismissal.
On September 5, 2025, the Government of Canada, in consultation with Canadian provinces, industry and other concerned parties, submitted a Notice of Joint Motion for Voluntary Dismissal pertaining to the CUSMA Chapter 10 challenge of the AR1 ADD order. On September 17, 2025, the AR1 ADD CUSMA panel granted the motion for voluntary dismissal.
Through the withdrawal of the legal challenges, the rates for AR1 and AR2 ADD are finalized. In order for entries to be liquidated by U.S. Customs and Border Protection, both CVD and ADD legal challenges must be concluded. AR1 and AR2 CVD legal challenges are currently ongoing.
Tariffs
Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for several decades. Countervailing and antidumping duties have been in place since April 2017. Except for a two-day window in Q1-25, our wood products imported to the U.S. have not been subject to tariffs during the nine months ended September 26, 2025. See note 17 for additional developments in relation to tariffs subsequent to the reporting date.
16. Contingencies
We are subject to various investigations, claims and legal, regulatory and tax proceedings covering matters that arise in the ordinary course of business activities, including civil claims and lawsuits, regulatory examinations, investigations, audits and requests for information by governmental regulatory agencies and law enforcement authorities in various jurisdictions. Each of these matters is subject to uncertainties and it is possible that some of these matters may be resolved unfavourably. Certain conditions may exist as of the date the financial statements are issued, which may result in an additional loss. In the opinion of management none of these matters are expected to have a material effect on our results of operations or financial condition.
17. Subsequent events
On September 29, 2025, the U.S. administration issued a proclamation that imposed a tariff of 10% under Section 232 of the Trade Expansion Act of 1962 on imported softwood timber and lumber into the U.S., effective October 14, 2025. This tariff will be in addition to the existing softwood lumber duties applied to U.S. imports of Canadian lumber.